UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Emerging Fuels Technology, Inc.

(Exact name of issuer as specified in its charter)

Commission File No. 024-11598

Oklahoma	27-3842479
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue Tulsa, Oklahoma	74146
(Address of principal executive offices)	(Zip Code)

918-286-6802

Issuer’s telephone number, including area code

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Report”), the terms EFT,” “the Company,” “we,” and “us” refer to Emerging Fuels Technology Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Overview

EFT’s mission is to license its proprietary technology for the production of transportation fuels and specialty products from synthesis gas made from any carbonaceous material, including, but not limited to, biomass, biogas, natural gas, MSW, and CO2. EFT also seeks to expand its business model to build own and operate plants using its technology in small pre-engineered plants to convert biogas and natural gas into fuels and chemicals.

EFT was initially formed as a limited liability company under the laws of the State of Oklahoma on November 26, 2007 and was converted to a corporation on October 28, 2010.

Principal Products and Services

EFT has a research and development facility in Tulsa, Oklahoma and a growing patent portfolio with revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. EFT is focused on using its technology to profitably turn waste sources of carbon into drop-in fuels and chemicals that greatly reduce GHG emissions.

The Company

•	sells Fischer-Tropsch catalyst,
•	provides technology license agreements,
•	performs lab and engineering services, and
•	plans to build, own and operate BioGTL and FlareBuster plants utilizing our developed technology.

In general, technology license agreements with clients of the Company provide a license agreement for the use of our intellectual property and catalyst technology, over which the Company holds a significant number of patents.

Current Product and Services Provided to Clients

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved.

As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is deferred and revenue will be recognized when the obligations have been met.

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Revenue from the Building, Owning and Operating of Plants Utilizing Funds Provided from this Offering

EFT believes that substantial growth is achievable by using its technology to build, own and operate (“BOO”) renewable fuels and chemical plants, solely or in partnership with others in standardized technology configurations. These configurations are:

(1)	BioGTL - a very small 75 barrel per day (“BPD”) plant that produces renewable diesel or jet fuel from biogas feedstocks. The BioGTL plant is designed to utilize waste gases from landfills, wastewater treatment plants or agricultural digesters. The total resource base in the United States alone is estimated to be large enough to support over 2,000 BioGTL plants.

(2)	FlareBuster is a 500 BPD plant designed for conversion of flared natural gas feed with greatly reduced GHG emissions. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas.

These products align with the world’s green energy initiatives by significantly reducing GHG emissions.

Market

The Company is participating in two distinct markets that use products made from its technology: Renewable fuels and flare mitigation. In both markets, the Company’s technology is focused on reducing the total GHG produced from it in the production of synthetic fuels compared to the production of conventional fossil fuels.

At least 64 countries around the world have established targets or mandates for renewable fuels.1 The Company is primarily focused on making renewable fuels for the U.S. market. Renewable fuels made in other countries can be imported into the United States and receive the benefits that are described below. The Company is also focused on making renewable fuels that comply with the California LCFS.

Renewable Fuels Standard (RFS) in the United States

Congress created the renewable fuel standard (“RFS”) program to reduce greenhouse gas emissions and expand the nation’s renewable fuels sector while reducing reliance on imported oil. This program was authorized under the Energy Policy Act of 2005 and expanded under the Energy Independence and Security Act of 2007. (For more information see https://www.epa.gov/renewable-fuel-standard-program/ )

Program Structure

The RFS program was created under the Energy Policy Act of 2005, which amended the Clean Air Act (“CAA”). The Energy Independence and Security Act of 2007 (“EISA”) further amended the CAA by expanding the RFS program. The Environmental Protection Agency (“EPA”) implements the program in consultation with U.S. Department of Agriculture and the Department of Energy.

The RFS program is a national policy that requires a certain volume of renewable fuel to replace or reduce the quantity of petroleum-based transportation fuel, heating oil or jet fuel. The four renewable fuel categories under the RFS are:

•	Biomass-based diesel
•	Cellulosic biofuel (Biogas has been determined by the EPA to be “Cellulosic making the Company’s renewable fuels made from biogas qualify as Cellulosic)
•	Advanced biofuel
•	Total renewable fuel

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1 https://www.biofuelsdigest.com/bdigest/2016/01/03/biofuels-mandates-around-the-world-2016/

2

The 2007 enactment of EISA significantly increased the size of the program and included key changes, including:

•	Boosting the long-term goals to 36 billion gallons of renewable fuel
•	Extending yearly volume requirements out to 2022
•	Adding explicit definitions for renewable fuels to qualify (e.g., renewable biomass, GHG emissions)
•	Creating grandfathering allowances for volumes from certain existing facilities
•	Including specific types of waiver authorities

Volume Standards as Set Forth in EISA
Year	Cellulosic Biofuel	Biomass-Based Diesel	Advanced Biofuel	Total Renewable Fuel	"Conventional" Biofuel
2018	7.0	*	11.0	26.0	15.0
2019	8.5	*	13.0	28.0	15.0
2020	10.5	*	15.0	30.0	15.0
2021	13.5	*	18.0	33.0	15.0
2022	16.0	*	21.0	36.0	15.0

*statute sets 1 billion gallons minimum, but EPA may raise requirement

Note: There is no statutory volume requirement for "conventional" biofuel. The conventional volumes in the table are calculated (total - advanced) and are certain biofuels that do not qualify as advanced.

The Clean Air Act provides EPA authority to adjust cellulosic, advanced and total volumes set by Congress as part of the annual rule process.

The statute also contains a general waiver authority that allows the Administrator to waive the RFS volumes, in whole or in part, based on a determination that implementation of the program is causing severe economic or environmental harm, or based on inadequate domestic supply.

Fuel Pathways

For a fuel to qualify as a renewable fuel under the RFS program, EPA must determine that the fuel qualifies under the statute and regulations. Among other requirements, fuels must achieve a reduction in GHG emissions as compared to a 2005 petroleum baseline.

EPA has approved fuel pathways under the RFS program under all four categories of renewable fuel. Advanced pathways already approved include ethanol made from sugarcane; jet fuel made from camelina; cellulosic ethanol made from corn stover; compressed natural gas from municipal wastewater treatment facility digesters; and others.

Biomass-based diesel must meet a 50% lifecycle GHG reduction. Cellulosic biofuel must be produced from cellulose, hemicellulose, or lignin feedstock and must meet a 60% lifecycle GHG reduction (biogas has been certified as a cellulosic feedstock). Advanced biofuel can be produced from qualifying renewable biomass (except corn starch) and must meet a 50% GHG reduction.

Renewable (or conventional) fuel typically refers to ethanol derived from corn starch and must meet a 20% lifecycle GHG reduction threshold.

Lifecycle GHG reduction comparisons are based on a 2005 petroleum baseline as mandated by EISA. Biofuel facilities (domestic and foreign) that were producing fuel prior to enactment of EISA in 2007 are “grandfathered” under the statute, meaning these facilities are not required to meet the GHG reductions.

EPA continues to review and approve new pathways, including for fuels made with advanced technologies or with new feedstocks. Certain biofuels are similar enough to gasoline or diesel that they do not have to be blended, but can be simply “dropped in” to existing petroleum-based fuels. These drop-in compatible biofuels directly replace petroleum-based fuels and hold particular promise for the future.

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Program Compliance Basics – Renewable Identification Numbers

Obligated parties under the RFS program are refiners or importers of gasoline or diesel fuel. Compliance is achieved by blending renewable fuels into transportation fuel, or by obtaining credits (called “Renewable Identification Numbers”, or RINs) to meet an EPA-specified Renewable Volume Obligation (RVO).

EPA calculates and establishes RVOs every year through rulemaking, based on the CAA volume requirements and projections of gasoline and diesel production for the coming year. The standards are converted into a percentage and obligated parties must demonstrate compliance annually.

Each fuel type is assigned a “D-code” – a code that identifies the renewable fuel type – based on the feedstock used, fuel type produced, energy inputs and GHG reduction thresholds, among other requirements. The four categories of renewable fuel have the following assigned D-codes:

Cellulosic biofuel is assigned a D-code of 3 (e.g., cellulosic biofuel) or D-code of 7 (cellulosic diesel and jet).

The Company expects the RINs generated by its fuels to be certified as D3 or D7.

Biomass-based diesel is assigned a D-code of 4.

Advanced biofuel is assigned a D-code of 5.

Renewable fuel (non-advanced/conventional biofuel) is assigned a D-code of 6 (grandfathered fuels are also assigned a D-code of 6).

“Renewable identification numbers” or RINs are the credits that obligated parties use to demonstrate compliance with the standard. Obligated parties must obtain sufficient RINs for each category in order to demonstrate compliance with the annual standard.

More information on RINs:

RINs are generated when a producer makes a gallon of renewable fuel. One gallon of ethanol generates one RIN. RINs for other fuels are based on the btu content of the fuel compared to the btu content of ethanol. One gallon of renewable diesel made from biogas generates 1.7 D7 RINs because of its higher btu content. One gallon of renewable jet fuel from biogas generates 1.6 D7 RINs. One gallon of gasoline blendstock (naphtha) made from biogas generates 1.45 D3 RINs. The calculations and classifications must be confirmed by the EPA before RINs are issued.

At the end of the compliance year, obligated parties use RINs to demonstrate compliance.

RINs can be traded between parties. Obligated parties can buy gallons of renewable fuel with RINs attached. They can also buy RINs on the market.

Obligated parties can carry over unused RINs between compliance years. They may carry a compliance deficit into the next year. This deficit must be made up the following year.

The RFS program’s four renewable fuel standards are nested within each other. In other words, the fuel with a higher GHG reduction threshold can be used to meet the standards for a lower GHG reduction threshold. For example, fuels or RINs for advanced biofuel (i.e., cellulosic, biodiesel or sugarcane ethanol) can be used to meet the total renewable fuel standards (i.e., corn ethanol).

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The table below shows which RIN type and D-code can be used to demonstrate compliance with the four categories of fuel that together comprise an obligated parties’ renewable volume obligation (RVO):

D-Code	Cellulosic Biofuel	Biomass-Based Diesel	Advanced Biofuel	Total Renewable Fuel
3	X		X	X
4		X	X	X
5			X	X
6				X
7	X		X	X

For cellulosic standards, an additional flexibility is provided. Cellulosic waiver credits (CWC) are offered by EPA at a price determined by formula in the statute. Obligated parties have the option of purchasing CWCs plus an advanced RIN in lieu of blending cellulosic biofuel or obtaining a cellulosic RIN.

Cellulosic Waiver Credits under the Renewable Fuel Standard Program

Cellulosic fuels have not yet been produced in sufficient amounts to satisfy the volume levels listed in the Clean Air Act. The law allows EPA to reduce the required volume of cellulosic biofuel through waiver. EPA has used this waiver provision each year since 2010.

Under this provision, EPA may reduce the volume of cellulosic RINs required by instead offering obligated parties cellulosic waiver credits (CWCs) at levels no greater than the reduced cellulosic biofuel standard. These waiver credits may be purchased at prices EPA sets using the methodology in the statute. Credits cannot not be traded or banked for future use. They must be used to meet the cellulosic biofuel standard for the year that they are offered.

RIN trading and price information can be found on the EPA website.2

The California LCFS Program

The California Low Carbon Fuel Standard is a market-based program that focuses specifically on reducing carbon intensity of fuels used within California. It was created in 2011 by the California Air Resources Board as part of several AB32 measures to reduce greenhouse gas emissions throughout the state 20% by 2030 and 80% by 2050.

The LCFS program provides several credit generation opportunities to incent production and use of low carbon fuels, increasing attainment of AB32 goals. Below are three ways to generate credits under the LFCS program:

•	Fuel pathway-based crediting: Low-carbon fuels in the California fuel pool can generate credits based on emissions reduced compared to the established CI baseline. These credits incent developers to bring more clean fuel options to California.

•	Project-based crediting: This category includes projects to reduce emissions across the petroleum supply chain as well as carbon capture and sequestration (CCS) using direct air capture.

•	Zero-emissions vehicle infrastructure (Capacity-based) crediting: Installation of hydrogen and DC fast charging electric infrastructure can generate credits based on capacity, then credited in accordance to fuel pathways. Infrastructure for zero emission vehicles, especially medium and heavy duty, is limited; these credits compensate for such limited infrastructure.

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2 https://www.energy.gov/sites/prod/files/2019/08/f65/Natural%20Gas%20Flaring%20and%20Venting%20Report.pdf

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Fuel Pathway-Based Crediting:

•	Each LCFS credit represents one metric ton (MT) of Carbon Dioxide reduced. Credits are generated as fuel is consumed within transportation, specifically when the fuel has a CI score lower than the target established by CARB. Fuels with a CI score higher than the CARB target generate deficits. Deficits need to be offset by generating or purchasing LCFS credits.

•	Typically, regulated parties (RPs) such as refiners, petroleum importers and wholesalers are the ones generating credits and/or deficits. Alternative fuel producers can opt-into the program as RPs, if they choose to do so. Each RP along the fuel supply chain can either generate LCFS credits or deficits as they bring fuel into the state of California.

•	Carbon Intensity (“CI”) is used to measure all greenhouse gas emissions associated with the production, distribution and consumption of a fuel. Each year new CI benchmarks are set to reach LCFS program goals. The CI score is part of the equation to establish the amount of credits or deficits a fuel can generate. Each fuel has a range of CI scores, shown in the graph below. Markers represent the CI score for certified fuel pathways and the length of each bar represents the range of CI scores that may be achieved by each fuel. CI scores are developed based on life cycle analysis methodology, with varying scores due to feedstock types, origin, raw material processing efficiencies and use within transportation. Lower CI scores are most favorable because they are the cleanest solutions and therefore, awarded the highest LCFS credit values.

•	RPs that have generated deficits and not enough credits themselves must then find credits to buy and satisfy their required obligation per CARB. Alternative fuel producers, that typically generate more LCFS credits than needed, sell their credits to RPs using the LCFS Credit Banking and Transfer System, which is a CARB-administered platform. Credit owners can only sell to other RP deficit holders, meaning entities not registered by CARB as a regulated party are not allowed to hold LCFS credits.

Flare Reduction

According to the World Bank, about 150 billion cubic meters (BCM) of gas was released into the atmosphere in 2019 from gas flaring (equal to 5,298 billion cubic feet (“BCF”)/year or 14.5 BCF/day). The United States contributed 17.29 BCM or 11.5% of the total). The CO2 emissions from global flaring is estimated to be 307 million tons, the equivalent of over 60 million Internal Combustion Engine passenger vehicles assuming it is 100% combusted. But flaring it is not 100% efficient. When the harmful effects of the methane that slips by the flares are taken into account, the equivalent number jumps to over 560 million passenger vehicles.

All flares vent some portion of methane due to incomplete combustion caused by a variety of factors. This is known as “methane slip.” Methane slip is a significant problem. In countries that flare it is a much bigger contributor to GHG emissions than the CO2 created by the flares. According to the IPCC Fifth Assessment Report, methane has 86 times the Global Warming Potential (GWP) of CO2 (on a mass basis) on a 20-year timescale and 28 times on the 100-year timescale. (Note, the GWP for methane used to be stated as 25. The IPCC Fifth Report has upgraded that estimate to 28.)

In most cases in the United States, flaring occurs because there is no economic use for the gas which is produced in association with oil production. The Company believes that its FlareBuster product offers an economical solution for flared gas in many circumstances. Other uses for flared gas include generation of electricity, conversion to LNG, CNG or certain chemicals. The economic viability of any option tends to be site specific. Flaring in the United States is regulated at both the federal and state level.3

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3 https://www.energy.gov/sites/prod/files/2019/08/f65/Natural%20Gas%20Flaring%20and%20Venting%20Report.pdf

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Competition

We are competing on the national and international level with companies who can offer other uses for biogas and flared gas as well as companies who have developed or are developing technologies that produce liquid transportation fuels from these feedstocks and from other renewable feedstocks such as municipal solid waste, biomass, carbon dioxide and other materials.  Competitors have developed similar processes to ours including catalytic chemical reactions turning synthesis gas (carbon monoxide and hydrogen) into fuels (liquid hydrocarbons, such as diesel or jet fuel) and providing integrated end-to-end processes that convert solid wastes, first to synthesis gas and then to liquid transport fuels.

There are several large companies who have Fischer-Tropsch technology but are not considered competition to the Company because the companies have not attempted to pursue small scale plant development (under 10,000 BPD). The oldest is Sasol who operates several large-scale gas-to-liquids plants in South Africa and one in Qatar. Shell also operates a large-scale plant in Qatar and another smaller plant in Bintulu Malaysia. Exxon and Chevron have also developed Fischer-Tropsch technology but have not, to date, commercialized it. Johnson Matthey (in partnership with BP) has licensed one plant, Fulcrum Bioenergy a MSW to Fuels plant located near Reno, Nevada. BP is an investor in Fulcrum.

The World Bank, under its Global Gas Flaring Reduction program has, for several years, published data on companies developing and/or offering small scale gas to liquids technology.4 The most recent version of that report includes several companies that claim to have commercially ready technology, including EFT. Others included are Velocys, Greyrock, Bluescape Clean Fuels (formerly Primus Green Energy), CompactGTL, Infra Technology, GasTechno, Topsoe/MPS, Maverick Synfuels, AUM Energy and BGTL, along with several others who are still in development. Some of these companies have considerably more financial resources than the Company. The technologies and the type and quality of the products made vary widely.

Other uses for biogas and flared gas are also potential competitors to the Company. These other uses may include, but are not limited to, production of electricity, conversion to LNG or CNG, conversion to methanol, conversion to chemicals and, in the case of biogas, clean up and use as renewable natural gas. Each opportunity for feedstock tends to be evaluated based on which available option will provide the best economic solution at that specific location.

Raw Materials/Suppliers

Porocel Industries and Eurosupport are the two manufacturers that manufacture our proprietary catalyst based upon our specifications. For laboratory work the primary raw materials are gases supplied by Airgas that represents more than 5% of our laboratory expenses. Raw materials are ordered and purchased by our licensees while we coordinate ordering processes.

Employees

The Company employs a staff of seven full-time and two part-time employees.

Regulation

Building commercial plants with our technology is subject to several different environmental laws, regulations and permitting requirements administered by the EPA and the states where our facilities may be located, including Clean Air Act requirements as the production of renewable fuels involves the emission of various airborne pollutants.

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4 https://www.worldbank.org/en/programs/gasflaringreduction

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Intellectual Property

We currently have 17 issued patents with several more pending and in development. Issued patents include 10,836,963; 10,836,634; 11,220,473; 10,815,165; 10,662,382; 10,434,506; 10,434,484; 10,329,492; 9,677,005; 9,676,678; 9,358,526; 9,321,641; 9,180,436; 9,062,257; 9,034,208; 8,894,939 and 8,202,917.

Of the 17 issued patents, 5 are for the Fischer-Tropsch (FT) reactor. The FT reactor and the FT catalyst are at the heart of everything we do. The first three reactor patents (10,836,963; 10,662,382 and 10,434,484) are variations on our preferred reactor type. The variations give us flexibility to design for variables with respect to gas composition that we can encounter in a project.

The other two patents (8,894,939 and 8,202,917) are developmental reactor designs. We have no current plans for these designs. They could be useful in the future or we could license them to others. The FT catalyst patents (9,358,526 and 9,180,436) are used in everything we plan to do. The Catalyst activation/regeneration patent (10,434,506) is used with our FT catalyst in everything we do.

The FT shutdown procedure patent (10,329,492) is used in everything we do. The tailgas recycle patent (9,062,257) helps increase yields and is useful in everything we do.

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s Property

The Company leases its Tulsa, Oklahoma facility under a lease agreement with an option to purchase, dated August 1, 2020. The option to purchase expired on August 1, 2021. After that date the landlord grants the Company a thirty day right of first refusal to purchase the property on terms equal or better than terms offered by a purchaser.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the Company’s Offering Circular dated September 15, 2021 and elsewhere in this Report.

Overview

Emerging Fuels Technology Inc. is an energy technology company with a headquarters, research and development, and lab operating facility located in Tulsa, Oklahoma. The Company has a growing patent portfolio with historic operating revenue from laboratory and engineering services, contract research, technology license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to profitably turn waste sources of carbon into drop-in compatible fuels and chemicals that greatly reduce GHG emissions.

There are multiple paths for producing renewable fuels and chemicals with the Company’s technology. Generally, this conversion takes three steps. Step one is conversion of renewable feedstocks into synthesis gas comprising Carbon Monoxide (CO) and Hydrogen (H2) which is sourced from multiple technology providers in the market. The Company has developed technology for steps two and three, which are Fischer Tropsch synthesis to make synthetic crude oil and upgrading of the synthetic crude into finished products, of the process to convert this synthesis gas to renewable fuels. This technology has taken years to develop, perfect and position for commercialization and the Company is one of a handful of companies with commercially viable technology.

The Company has developed two new configurations of its technology that significantly expands its commercial opportunities. These configurations are: (1) BioGTL, a small (typically 58 -75 BPD) plant that produces renewable diesel or jet fuel from biogas feedstocks and (2) FlareBuster, a 500 BPD plant designed for conversion of flared natural gas feed into alternative transportation fuels which greatly reduces GHG emissions when compared to flaring. The Company believes that since both configurations are highly integrated and modular, the capex is reduced and because of the size, the installation schedule is shorter, compared to projects based on solid renewable feedstocks. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas. These products align with the world’s green energy initiatives by significantly reducing GHG emissions.

Currently our licensing business includes clients with commercial licensed plants in start-up or under construction, and others are in detailed design and are positioning to be the technology provider for a growing number of renewable fuels projects. The Company believes that substantial growth is achievable by using its BioGTL and FlareBuster technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others. The Company is raising funds to implement a business plan to expand our renewable/alternative fuels business.

Historically our operating results are most influenced by our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can also drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. For instance, revenue for licensing, which includes catalyst income, was $993,000 for licensing and catalyst income from four clients in 2021 compared to $52,368 for licensing and catalyst income from one client in 2020.

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Critical Accounting Policies and Estimates

The Management Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from previously estimated amounts due to different assumptions or conditions. The following critical accounting policies which involve significant judgements and estimates are used in the preparation of our financial statements:

Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst and revenue sharing marketing costs upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance or delivery obligations is deferred and revenue will be recognized when the obligations have been met.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. During 2021, management believes that these conditions exist and, as such, an allowance for doubtful accounts has been established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

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Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. This ASU requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. ASU No. 2016-02 is effective for the year ending December 31, 2022. The Company is currently assessing the financial impact of this guidance on the financial statements.

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Results of Operations

Year Ended December 31, 2021 Compared to Year ended December 31, 2020

Revenue

The following table summarizes revenues and the percent change from the prior year:

	Year ended December 31,
	2021	2020	% change
Revenue
Lab and licensing	$1,260,087	$318,539	296%
Engineering and technical	396,335	460,626	-14%
Other	26,392	74,967	-65%
Total revenue	$1,682,814	$854,132	97%

Both 2021 and 2020 revenues were adversely impacted by the continued global pandemic, but revenues in 2021 did increase 97% when compared to the prior year. Revenue for licensing, which includes catalyst income, was $993,000 for licensing and catalyst income from four clients in 2021, including sales of $510,000 to two ammonia oxidation catalyst customers, compared to $52,368 for licensing and catalyst income from one client in 2020. Lab services income remained steady in 2021 at $267,087 and compared to $266,171 in 2020, however lab service revenues remain lower than the pre-pandemic revenues due to project delays and a slowdown of demand for lab services since the beginning of the pandemic. Engineering revenues declined 14% in 2021 when compared to the prior year due primarily to decreased engineering support for a client start-up at a client plant in Trinidad and Tobago in 2021 when compared to 2020. Other revenue decreased 65% in 2021 compared with 2020 primarily as a result of lower recoverable expenses due to decreased engineering support for the plant in Trinidad and Tobago in 2021 when compared to 2020.

Lab and Engineering Costs

The following table summarizes lab and engineering costs and the percent change from the prior year:

	Year ended December 31,
	2021	2020	% change
Lab and Engineering Costs
Payroll and benefits	436,343	426,572	2%
Subcontracted services	266,799	298,802	-11%
Gas costs	162,246	174,157	-7%
Catalyst cost	356,189	–
Other	26,327	34,906	-25%
Total lab and engineering cost	$1,247,904	$934,437	34%

Lab and engineering costs increased $313,467 or 34% when 2021 is compared with 2020. The increase is attributable to associated cost on the sales of ammonia oxidation catalysts in 2021. These catalyst sales incurred $356,189 in costs for the catalyst and revenue sharing for marketing of the catalyst to two customers during 2021. This increase was partially offset by a $32,003 decline in subcontracted lab and engineering costs when 2021 is compared to 2020. The decline in engineering subcontractor support required in 2021 for the client start-up at the plant in Trinidad and Tobago is the primary reason for this decline.

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Operating Expenses

The following table summarizes operating expenses and the percent change from the prior year:

	Year ended December 31,
	2021	2020	% change
Operating Expenses
Payroll and benefits	$614,242	$599,461	2%
Stock-based compensation	3,292	–
Contract and professional services	744,731	119,541	523%
Rent	71,530	71,041	1%
Utilities	45,149	41,607	9%
Depreciation and amortiztion	43,952	43,320	1%
Provision for bad debt	263,310	–
Loss on asset impairment	8,434	–
Other	85,264	73,072	17%
Total operating expenses	$1,879,904	$948,042	98%

Operating expenses increased $931,862 or 98% in 2021 when compared to 2020. This increase included an increase in contract and professional services expense of $625,190 and a $263,310 provision for bad debt when compared to the prior year. The majority of the increase for contract and professional services expense is attributed to expenses associated with the Company’s offering under Regulation A (see “—Liquidity and Capital Resources”), which included $252,700 of legal, financial preparation and audit, brokerage, and transfer agent service expenses and $312,100 of marketing costs associated with the offering and other fundraising activities. Increased 2021 general legal and business development expenses account for the remaining increase in contract and professional services expense when compared with the prior year. The provision for bad debt is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The provision related to engineering revenues and included $115,200 in recovery of subcontracted cost charges. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Other 2021 operating expense charges include stock-based compensation of $3,292 recognized in 2021 as 200,000 performance-based options, issued in 2021 to two members of management, vested based on the completion of certain financing goals. Accordingly, the fair value of those options was recorded as stock-based compensation expense. A loss on asset impairment was recognized in 2021 for the amount of $8,434 for unamortized costs associated with an abandonment of a patent project.

Other Income (Expense)

The following table summarizes other income (expense) and the percent change from the prior year:

	Year ended December 31,
	2021	2020	% change
Other Income (Expense)
Gain on forgiveness of loan	$174,139	$178,185	-2%
Other Expense	–	(1,131)
Interest income (expense), net	(37,860)	1,157	-3372%
Total other income (expense)	$109,795	$178,211	-38%

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In response to the potential financial effects resulting from COVID-19 disruptions, the Company applied for loans through the Paycheck Protection Program (PPP) under the CARES Act. The Company received the loans in January 2021 for $172,600 and April 2020 for $177,000. The loans bear interest at a rate of 1% annually. The Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA and the SBA granted forgiveness of $174,139 and $178,185 for the loans and all accrued interest in December 2021 and 2020, respectively.

Interest income (expense), was a net interest expense of $37,860 in 2021 compared to a net interest income in 2020.

Interest expense includes convertible debt interest of $26,596 and accretion of debt discounts of $1,588 in 2021 on $750,000 of convertible debt issued in 2021. Interest expense for the Paycheck Protection Program loans was $1,539 in 2021 and $1,185 in 2020. Interest on the SBA’s Economic Injury Disaster Loan (EIDL) assistance program increased to $10,911 in 2021 compared to $1,711 in 2020, primarily due to an additional $350,000 in EIDL proceeds that were received in 2021.

Interest income earned from interest bearing deposit accounts was $2,774 in 2021 and $4,409 in 2020.

Liquidity and Capital Resources

At December 31, 2021, our principal sources of liquidity consisted of cash and cash equivalents of $1,241,735 and accounts receivable, net of reserve, of $33,745. This compares with December 31, 2020 cash and cash equivalents of $805,095 and accounts receivable of $129,891.

For the year ended December 31, 2021, the increase in cash of $436,640 was provided by $1,293,833 from our financing activities offset by $799,462 used for operating activities and $57,731 used for investing activities.

During 2021, cash flows used in operating activities was $799,462. This use from operating activities included a net operating loss of $1,308,715, net of $320,576 in non-cash charges for bad debt, asset impairment, depreciation, amortization, accretion and stock based compensation combined with a $174,139 gain for forgiveness associated with the 2021 Paycheck Protection Program loan adjustments and resulted in a net use of funds of $1,162,278. This use of funds was partially offset from $362,816 in changes in operating assets and liabilities, including increases deferred revenues from collection on customer contracts in advance of earnings of $457,850 and increased accounts payable of $118,221, primarily attributed to marketing costs associated with the offering. These funds provided from operating assets and liabilities were partially offset by other net asset increases of $213,255.

In the prior year, cash flows from operating activities provided $244,970, primarily as a result of collection of the receivables from the large catalyst sales generated in 2019 that were collected in 2020 and debt forgiveness associated with the Paycheck Protection Program loan.

Cash used in investing activities for property and equipment purchases and patent and trademark costs were $57,731 in 2021 and $37,154 in 2020.

Financing activities during 2021 and 2020 included the Company applying for and receiving pandemic relief assistance loans of $172,600 and $177,000, respectively from the Paycheck Protection Program forgivable loans. The Company also received in 2021 and 2020 loan advances of $350,000 and $150,000, respectively, from the SBA’s Economic Injury Disaster Loan (“EIDL”) assistance program. Borrowings under this EIDL loan bear interest at 3.75% per annum and are secured by a security interest on all of the Company’s assets. At December 31, 2021, the EIDL loan balance was $500,000 and has accrued interest of $12,622. Under this amended loan, the Company is required to make monthly principal and interest payments of $2,534 commencing September 2022. All remaining principal and accrued interest is due and payable September 2050. The loan may be repaid at any time without penalty.

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Additionally in 2021, the Company issued $750,000 in convertible balloon loans to accredited investors. The notes are due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. At any time prior to payment in full of the outstanding principal balance and accrued interest on the maturity date the investor will have the option to (i) receive a balloon payment for the total amount of the investor’s principal amount invested plus interest or (ii) forgive the balloon loan and receive shares of the Company’s Non-Voting Common Stock at a conversion rate of 1 share for each $0.50 of the investor’s principal plus interest (the “Convertible Balloon Loans”). As of December 31, 2021, accrued interest on these notes amounted to $26,596.

Furthermore, in connection with the Convertible Balloon Loans, the Company issued the investors 1,500,000 warrants to purchase the Company’s Non-Voting Common Stock at a rate of 1 warrant for each $0.50 of the principal amount of the convertible notes with an exercise price of $0.50 per share and a ten (10)-year term.

During 2020, the Company acquired 272 shares of the Company’s Common Stock held by the former shareholder that liquidated its business under Chapter 7 of the U.S. Bankruptcy Code for a purchase price of $10,000, which was agreed to by the bankruptcy trustee. After the stock split on July 21, 2021, these shares split into 2,720,088 shares and are held in treasury and reported at cost on the balance sheet as of December 31, 2021. In addition, the Company agreed with the bankruptcy trustee of the former shareholder and customer to take possession of all catalyst owned by the former shareholder and customer and assist with identifying buyers for that catalyst. Upon sale of the catalyst, the Company will share any proceeds remaining after payments to suppliers equally with the bankruptcy trustee.

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021, and during 2021, proceeds from this offering were $21,233. Our equity offering for non-voting shares was initially delayed to the final quarter of 2021 when poor market conditions contributed to slow market response for Regulation A offerings. Additionally, the complexity of the Company’s marketing message and the uniqueness of being the first renewable energy company to issue a Regulation A offering that was not a wind or solar business may have also contributed to slower acceptance. The Company expects to revise and renew marketing efforts for our offering in 2022 as additional commercial transactions are finalized in 2022.

Historically our operating results and liquidity has been tied to our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. Previously, the Company’s most recent capital raise was $3.0 million and occurred in December 2015 and the Company has relied on operating results since that last capital transaction.

Although our audited financial statements for the years ended December 31, 2021 and December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the years ended December 31, 2021 and December 31, 2020 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, the Company has incurred a net loss for the year ended December 31, 2021, may incur additional losses in the future and has incurred cumulative operating losses since inception. Additionally, the Company is reporting negative cash flow from operating activities for the year ended December 31, 2021.

Management understands that the negative results are not sustainable. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) market acceptance and commercial viability of the Company’s technology; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices and the need for energy security; (ii) the Company has opened discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. Additionally, the Company continues to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

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Based upon the Company’s current operating plan, management expects that cash at December 31, 2021, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Trend Information

Interest in renewable fuels has increased dramatically over the past year. Much of this increase can be attributed to higher oil prices and the need for energy security. The Company has opened discussions with several large companies seeking a strategic partnership to develop their resources. We are also seeing a higher level of inquiries from project developers seeking to license our technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. We expect this trend to continue for the foreseeable future. Our BioGTL plant design gives the Company another entry into the renewable fuels space. The increased interest in renewable fuels is also causing an increase in activity in our research lab associated with our licensee projects or potential licensee projects.

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Item 3. Directors and Officers

The Company’s officers and directors are as follows.

Name	Position	Age	Term of Office (if indefinite give date appointed)	Approximate hours per week (if part-time/full-time)
Executive Officers:
Kenneth L. Agee	President	65	Since 10/29/2010	40
Mark A. Agee	VP Business Development	69	Since 04/29/2014	40
Edwin L. Holcomb Jr.	Chief Accounting Officer	63	Since 07/27/2017	40

Directors:
Kenneth L. Agee	Chairman	65	Since 10/29/2010	4
Edwin L. Holcomb Jr.	Director	63	Since 08/03/2015	4
Katie Marie Werner	Director	45	Since 05/11/2021	1
Raymond Lee Witten	Director	67	10/14/2014-10/04/2016; 04/18/2017 to present	1
Terry Lee Ingle	Director	69	Since 02/28/2012	1

Significant Employees:
Gary Ronald Young	Manager of Laboratory Services	47	Since 01/11/2008	40
James William Engman	Manager of Technical Services	73	Since 01/11/2008	30

Kenneth L. Agee, Founder, President and Director, has a background in crude oil refining and natural gas processing. In 1984, he formed Syntroleum Corporation a publicly traded company where he held the position of CEO and did extensive GTL development with several large oil companies between 1990 and 2007. In 2007, Mr. Agee formed EFT where he has worked to establish a growing contract research and technology licensing business while developing novel approaches to FT catalysis, reactor design, process integration and product upgrading that will significantly reduce the construction and operating cost of small, modular plants. Mr. Agee holds a degree in Chemical Engineering from Oklahoma State University and is listed on 26 issued U.S. patents and 3 pending patents. Kenneth Agee is the brother of Mark Agee.

Mark A. Agee, VP of Business Development, has spent his entire career growing technology companies, from start-up through IPO, having taken two companies public. Mr. Agee was one of the original investors in Syntroleum, founded by his brother Kenneth Agee in 1984. Ten years later, he joined the Company as VP of Finance and later became its President/COO. During his tenure with Syntroleum, he negotiated several partnerships, joint R&D agreements and license agreements with 7 international oil companies. He led Syntroleum’s public offering in 2000. Mr. Agee’s involvement with EFT began in 2010 where he has focused primarily on business development, strategy and licensing. He holds a degree in chemical engineering from the University of Tulsa and is listed on 10 issued U.S. patents all in the field of synthetic or renewable fuels.

Edwin L. Holcomb Jr., Chief Accounting Officer and Director, has eight years of public accounting and 31 years of corporate finance experience. He has held positions of VP of Finance, Chief Accounting Officer, and Controller prior to joining EFT and has over 10 years directing the SEC reporting at Docucorp International, EXE Technologies and Memorex Telex. Mr. Holcomb is a CPA and holds a BSBA degree majoring in Accounting from the University of Tulsa.

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Ronnie Young, Lab Manager, joined the Company from Syntroleum Corporation where he was a supervisory chemist. Mr. Young has a background in oil and gas production and farming/ranching. While earning a M.S. in Chemistry from the University of Oklahoma, Mr. Young gained applicable experience in the synthesis, handling, and characterization techniques for air and moisture sensitive materials. As the lab manager for the Company, Mr. Young continues to direct lab operations which have expanded beyond small scale to various pilot plant reactor designs and capabilities. Additionally, Mr. Young has worked to make improvements in Fischer-Tropsch catalyst formulation, preparation, and characterization methods in support of two commercial catalyst manufacturers.

James W. Engman, Technical Services Manager, joined the Company from Syntroleum Corporation and has spent over 20 years working in the laboratory supporting the development of FT catalyst and related process technologies. Mr. Engman has managed the catalyst development laboratory for both Syntroleum and the Company. Mr. Engman has provided technical support for both our FT reactor and catalyst development activities and our extensive hydro-processing development activities. This included developing catalyst and process parameters for production of jet, diesel, solvents and base oils. Prior to his work in the FT, Mr. Engman was the Laboratory Director for National Analytical Laboratories an environmental testing service laboratory. Mr. Engman holds a B.S. in Biochemistry from the University of Minnesota and an M.S. in Chemistry from St. Mary’s University of Texas.

Terry L. Ingle, Director, is the President and part owner of Mingo Manufacturing Inc. in Owasso, Oklahoma. Mr. Ingle has held that position 20 of the past 23 years. Mingo Manufacturing is an engineering and machine shop with heavy emphasis in the design and manufacture of downhole submersible and surface mounted oil pumping equipment. Mingo Manufacturing has been in business since 1981. Mr. Ingle’s main duty is to oversee the day-to-day operations of the Company. Mr. Ingle graduated from Oklahoma State University in 1978 with a Bachelor of Science degree in Mechanical Engineering Design Technology.

Ray L. Witten, Director, is the Vice President and part owner of Mingo Manufacturing Inc. in Owasso, Oklahoma. Mr. Witten has held that position for the last 40 years. Mingo Manufacturing is an engineering and machine shop with heavy emphasis in the design and manufacture of downhole submersible and surface mounted oil pumping equipment. Mingo Manufacturing Inc. has been in business since 1981. Mr. Witten oversees the design and production of new product lines for Mingo Manufacturing. Mr. Witten graduated from Oklahoma State University in 1979 with a Bachelor of Science degree in Mechanical Engineering Design Technology.

Katie M. Werner, Director, is the Director of Strategic Planning of the Black & Veatch Gas, Fuels and Chemicals Business. Ms. Werner is an Associate Vice-President at Black & Veatch who oversees operations, strategy and human resources for Black & Veatch’s global Gas, Fuels and Chemicals. Ms. Werner graduated from University of Mississippi with a Bachelor of Science degree in Civil Engineering.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Kenneth L. Agee	President	220,000	0	220,000
Mark A. Agee	VP Business Development	200,000	1,646	201,646
Edwin L. Holcomb Jr.	Chief Accounting Officer	99,615	1,646	101,261

For the fiscal year ended December 31, 2021, our directors were not paid any compensation for their services. There are five (5) directors in this group.

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Each of the Company’s officers have entered into employment agreements with the Company. Under his employment agreement, Ken Agee is paid a salary of $220,000. He is eligible to receive performance bonuses. Any bonus will be based on the achievement of goals and milestones established by the Company’s board of directors. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of 3 months’ salary and benefits and any amounts of compensation not yet paid at the date of termination. In the event of a change of control of the Company (as defined in the agreement), if his employment is terminated for any reason other than death, disability, retirement, just cause or Good Reason (as defined in the agreement), he is eligible to receive severance of up to 18 months’ salary. In either instance of termination, he is also eligible to be paid a pro rata portion of any bonus determined by the board of directors, in its sole discretion, to be paid to employees for the year in which the termination occurred.

Under his employment agreement, Mark Agee is paid a starting salary of $200,000. He is eligible to receive performance bonuses. Any bonus will be based on the achievement of goals and milestones established by the Company’s board of directors. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of 3 months’ salary and benefits. In the event of a change of control of the Company (as defined in the agreement), if his employment is terminated for any reason other than death, disability, retirement, just cause or Good Reason (as defined in the agreement), he is eligible to receive severance of up to 18 months’ salary. In either instance of termination, he is also eligible to be paid a pro rata portion of any bonus determined by the board of directors, in its sole discretion, to be paid to employees for the year in which the termination occurred.

Under his employment agreement, Ed Holcomb is currently paid a salary of $125,000 that is not reflected in the employment agreement, but agreed to between Mr. Holcomb and the Company. His salary was adjusted from $95,000 to $125,000 annually on November 12, 2021. He is eligible to receive performance bonuses. Any bonus will be based on the achievement of goals and milestones established by the Company’s board of directors. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of 3 months’ salary and benefits. In the event of a change of control of the Company (as defined in the agreement), if his employment is terminated for any reason other than death, disability, retirement, just cause or Good Reason (as defined in the agreement), he is eligible to receive severance of up to 18 months’ salary. In either instance of termination, he is also eligible to be paid a pro rata portion of any bonus determined by the board of directors, in its sole discretion, to be paid to employees for the year in which the termination occurred.

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Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of December 31, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (4)(5)	Percent of class (1)
Common Stock	Kenneth L. Agee Trust of The Kenneth L. Agee Trust dated May 18, 2007 (2) 13137 South Yorktown Avenue, Bixby, OK 74008	13,200,000.00	406,767.14	49.02%
Common Stock	Rafael Luis Espinoza 5026 Oak Leaf Drive, Tulsa, Oklahoma 74131	5,930,000.00		21.68%
Common Stock	Terry Ingle 19801 E. 86th St. N., Owasso, OK 74055	2,926,470.70	620,000.00	12.68%
Common Stock	Ray Witten 9803 N. Newbury St., Owasso, OK 74055	2,776,470.70	620,000.00	12.14%
Common Stock	All current officers and directors as a group (6 people)	21,172,941.40	3,420,424.66	88.06%

Series A Preferred Stock	Black & Veatch Corporation ("B&V") (3) 11401 Lamar Ave., Overland Park, KS 66211	3,766,588.20		100%

Series A Preferred Stock	All current officers and directors as a group (6 people)	0	0	0%

__________________________

(1)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding number of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(2)	Mr. Agee is a trustee of the trust and may be deemed to beneficially own the shares held by the trust.
(3)	Ms. Werner, an officer of B&V and a member of our board of directors who serves as B&V’s designee, does not individually own any securities of the Company and disclaims beneficial ownership of such shares held by B&V.
(4)	Does not include 500,000 and 500,000 options held by officers that will vest if the Company raises more than $15 million and $30 million, respectively, in its Regulation A offering.
(5)	Does not include 10,109.58 shares of Non-Voting Common Stock issuable upon conversion of Convertible Balloon Loans, for accrued interest (assuming a conversion date on the first anniversary of the issuance of such Convertible Balloon Loans), nor does it include 100.00 shares of Non-Voting Common Stock owned by Kenneth Agee at December 31, 2021.

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Item 5. Interest of Management and Others in Certain Transactions

Black & Veatch Corporation:

B&V owns all (100%) of the Company’s Series A Preferred Stock.

On December 2, 2015, the Company and B&V entered into a Stock Purchase Agreement under which EFT sold the Series A Preferred Stock to B&V. Under the Stock Purchase Agreement, B&V has a put option that it may exercise at any time on or after the fifth anniversary of the agreement (or December 2, 2020). B&V can require the Company to repurchase all of the Series A Preferred Stock from B&V at a per share price based on the Company’s then-current enterprise value.

On May 11, 2021, the Company and B&V entered into a further agreement to extend the date upon which B&V could exercise such put option from December 2, 2020 to December 2, 2022; provided, however, if the Company does not close on a minimum of $15,000,000 of additional capital on or before June 30, 2022, then B&V may exercise such put option immediately or at any time thereafter. In addition, under the agreement, the Company must (i) pay dividends to B&V under certain circumstances and (ii) use B&V as its engineering, procurement, and construction contractor on all of the Company’s micro-GTL (BioGTL) projects under certain circumstances for a period of 5 years (or until May 11, 2026).

On December 2, 2015, the Company and B&V entered into the First Amended and Restated Collaboration Agreement under which (among other things and subject to other terms and conditions) (i) the Company will recommend only B&V for engineering, procurement and construction services related to projects that utilize the Company’s technology, (ii) the Company will grant to B&V the right to represent the Company’s technology on a worldwide basis and (iii) the Company will use B&V for fabrication and/or fabrication management services to provide pre-engineered truckable skids and/or modules (subject to the Company’s agreement with Mingo GTL, LLC). The term of this agreement is for a period of 10 years from the effective date (or until December 2, 2025).

Mingo GTL, LLC:

Mingo GTL, LLC (“Mingo”) is controlled by Terry Ingle and Ray Witten, each a shareholder and director of the Company. On March 11, 2016, the Company and Mingo entered into the Third Amended and Restated Manufacturing and Technical Support Agreement under which (among other things and subject to certain terms and conditions) (i) Mingo will provide certain support services to the Company pertaining to any advanced fixed bed items (including, module, reactors, or components or any assemblies or parts therefor) and (ii) Mingo will have the option to manufacture certain advanced fixed bed items (including, module, reactors, or components or any assemblies or parts therefor). The term of this agreement is for a period of 10 years following the date on which the Company provides an engagement notice to Mingo with automatic 5-year renewal terms unless terminated by either party upon 30 days’ prior written notice to the other party; provided, however, if the Company has never provided an engagement notice to Mingo, then the term of the agreement is for a period of 10 years from the effective date (or until March 11, 2026). To date, the Company has not provided an engagement notice to Mingo.

Item 6. Other Information

None

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Item 7. Financial Statements

EMERGING FUELS TECHNOLOGY, Inc.

FINANCIAL REPORT

For the Years Ended

December 31, 2021 and 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Emerging Fuel Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Emerging Fuel Technology, Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two- year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two- year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

23

Revenue Recognition

As discussed in Note 2, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers the ability to acquire multiple services. Significant judgment is exercised by the Company in determining revenue recognition for these customer agreements. Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer agreements was extensive and required a high degree of auditor judgment.

We tested the Company’s allocation of transaction price and other variables that impact revenue recognition.

/s/ M&K CPAS, PLLC

www.mkacpas.com

We have served as the Company’s auditor since 2021.

Houston, Texas

April 29, 2022

24

EMERGING FUELS TECHNOLOGY, INC.

Balance Sheets

December 31, 2021 and 2020

	2021	2020
ASSETS

Current assets
Cash	$1,241,735	$805,095
Accounts receivable, net	33,745	129,891
Gas inventory	8,175	10,739
Prepaid expenses	66,295	9,559
Total current assets	1,349,950	955,284

Property and equipment, net	114,807	140,494
Intangible assets, net	207,237	176,205
Other assets	36,403	36,403

Total assets	$1,708,397	$1,308,386

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$184,507	$66,286
Accrued expenses	66,464	59,922
Convertible notes, net of discount	746,823	–
Deferred revenue	337,850	–
Total current liabilities	1,335,644	126,208

Deferred revenue	725,750	605,750
Debt	500,000	150,000

Total liabilities	2,561,394	881,958

Commitments and contingencies
Preferred stock, par value $.000001 per share; 20,000,000 shares authorized; 3,766,588 shares issued and outstanding in 2021 and 2020	3,000,000	3,000,000

Stockholders' equity (deficit)
Common stock, par value $.000001 per share; 110,000,000 shares authorized; 30,073,029 shares issued and 27,352,941 outstanding in 2021 and 2020, respectively	32	32
Non-voting common stock, par value $.000001 per share; 110,000,000 shares authorized; 5,898 and 0 shares issued and outstanding in 2021 and 2020, respectively	–	–
Additional paid in capital	9,353,093	9,323,803
Treasury stock, at cost; 2,720,088 shares in 2021 and 2020	(10,000)	(10,000)
Accumulated deficit	(13,196,122)	(11,887,407)

Total stockholders' equity (deficit)	(3,852,997)	(2,573,572)

Total liabilities and stockholders' equity (deficit)	$1,708,397	$1,308,386

See Notes to Financial Statements

25

EMERGING FUELS TECHNOLOGY, INC.

Statements of Operations

For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue
Lab, catalyst and licensing	$1,260,087	$318,539
Engineering and technical	396,335	460,626
Other	26,392	74,967
Total revenue	1,682,814	854,132

Lab and Engineering Costs
Payroll and benefits	436,343	426,572
Subcontracted services	266,799	298,802
Gas costs	162,246	174,157
Catalyst costs	356,189	–
Other	26,327	34,906
Total lab and engineering costs	1,247,904	934,437

Operating Expenses
Payroll and benefits	614,242	599,461
Stock-based compensation	3,292	–
Contract and professional services	744,731	119,541
Rent	71,530	71,041
Utilities	45,149	41,607
Depreciation and amortization	43,952	43,320
Provision for bad debts	263,310	–
Loss on asset impairment	8,434	–
Other	85,264	73,072
Total operating expenses	1,879,904	948,042

Loss from Operations	(1,444,994)	(1,028,347)

Other Income (Expense)
Gain on forgiveness of loan	174,139	178,185
Other expense	–	(1,131)
Interest income (expense), net	(37,860)	1,157
Total other income (expense)	136,279	178,211

Net loss	$(1,308,715)	$(850,136)

Net loss per common share - basic and diluted	$(0.05)	$(0.03)

Weighted average number of common shares outstanding:
Basic and diluted	27,353,518	29,707,866

See Notes to Financial Statements

26

EMERGING FUELS TECHNOLOGY, INC.

Statements of Changes in Stockholders' Equity (Deficit)

For the Years Ended December 31, 2021 and 2020

	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total	Mezzanine Equity

Balances - January 1, 2020	$32	$–	$9,323,803	$–	$(11,037,271)	$(1,713,436)	$3,000,000

Purchase of Treasury Stock	–	–	–	(10,000)	–	(10,000)	–

Net Loss for the Year Ended December 31, 2020	–	–	–	–	(850,136)	(850,136)	–

Balances - December 31, 2020	32	–	9,323,803	(10,000)	(11,887,407)	(2,573,572)	3,000,000

Stock-Based Compensation	–	–	3,292	–	–	3,292	–

Issuance of Warrants	–	–	4,765	–	–	4,765	–

Issuance of Non-voting Stock	–	–	21,233	–	–	21,233	–

Net Loss for the Year Ended December 31, 2021	–	–	–	–	(1,308,715)	(1,308,715)	–

Balances - December 31, 2021	$32	$–	$9,353,093	$(10,000)	$(13,196,122)	$(3,852,997)	$3,000,000

See Notes to Financial Statements

27

EMERGING FUELS TECHNOLOGY, INC.

Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities
Net loss	$(1,308,715)	$(850,136)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Gain on forgiveness of loan	(174,139)	(178,185)
Provision for bad debts	263,310	–
Loss on asset impairment	8,434	–
Accretion of debt discount	1,588	–
Depreciation and amortization	43,952	43,320
Stock-based compensation	3,292	–
Changes in operating assets and liabilities:
Accounts receivable	(167,164)	1,274,235
Gas inventory	2,564	4,291
Prepaid expenses	(56,736)	(7,546)
Other assets	–	(27,658)
Accounts payable	118,221	(25,302)
Accrued expenses	8,081	37,201
Deferred revenue	457,850	(25,250)
Net cash provided by (used in) operating activities	(799,462)	244,970

Cash Flows From Investing Activities
Purchase of property and equipment	(4,212)	(18,796)
Patent and trademark costs	(53,519)	(18,358)
Net cash used in investing activities	(57,731)	(37,154)

Cash Flows From Financing Activities
Proceeds from convertible notes	750,000	–
Proceeds from note payable	350,000	150,000
Proceeds from PPP loan	172,600	177,000
Proceeds from issuance of non-voting stock	21,233	–
Purchase of treasury stock	–	(10,000)
Net cash provided by financing activities	1,293,833	317,000

Increase in cash	$436,640	$524,816

Cash and Cash Equivalents-Beginning	$805,095	$280,279

Cash and Cash Equivalents-Ending	$1,241,735	$805,095

Supplemental Disclosures:
Non-cash discount on debt	$4,765	$–

Cash paid for interest	$–	$–

See Notes to Financial Statements

28

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 1	Summary of Significant Accounting Policies

Nature of Business

Emerging Fuels Technology, Inc. (the Company) is a well-established energy technology company with a research and development facility in Tulsa, Oklahoma. The Company has a growing portfolio of 29 granted or pending patents and trademarks with historic revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to convert waste sourced of carbon into drop-in compatible fuels and chemicals that reduce greenhouse gas.

Liquidity and Future Operations

Although our audited financial statements for the years ended December 31, 2021 and December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the years ended December 31, 2021 and December 31, 2020 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, the Company has incurred a net loss for the year ended December 31, 2021, may incur additional losses in the future and has incurred cumulative operating losses since inception. Additionally, the Company is reporting negative cashflow from operating activities for the year ended December 31, 2021.

Management understands that the negative results are not sustainable. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) market acceptance and commercial viability of the Company’s technology; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices and the need for energy security; (ii) the Company has opened discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. Additionally, the Company continues to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

Based upon the Company’s current operating plan, management expects that cash at December 31, 2021, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash. The Company also routinely assesses the financial strength of its customers and any associated accounts receivable credit risk exposure, and records a reserve if needed.

29

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 1	Summary of Significant Accounting Policies - Continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. As of December 31, 2021, management believes that these conditions exist and, as such, an allowance for doubtful accounts has been established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Gas Inventory

Gas inventory is valued at the lower of cost (first-in, first-out method) and net realizable value.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Lab Equipment	7
Office Furniture and Equipment	5
Computers	3

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

30

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 1	Summary of Significant Accounting Policies - Continued

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Advertising

The Company expenses all advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and debt borrowings approximates fair value due to the nature and maturity of these instruments.

Earnings Per Share

Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. The computation of diluted earnings per share for the years ended December 31, 2021 and 2020 excluded the impact of the assumed conversion of the Series A preferred stock and convertible notes, and the assumed exercise of warrants and stock options, because they would have been anti-dilutive. The earnings per share data presented in the statements of operations for the year ended December 31, 2020 reflects the effect of the 10,000 to 1 stock split approved in July 2021 (see Note 8).

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. This ASU requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. ASU No. 2016-02 is effective for the year ending December 31, 2022. The Company is currently assessing the financial impact of this guidance on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted this guidance for the year ended December 31, 2021.

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EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 2	Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst, and revenue sharing marketing costs, upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is recorded as deferred revenue and revenue will be recognized when the obligations have been met.

Note 3	Property and Equipment

Property and equipment consisted of the following at December 31:

	2021	2020

Lab Equipment	$773,443	$771,630
Office Furniture and Equipment	108,295	105,896
Computers	26,353	26,353
	908,091	903,879
Less: Accumulated Depreciation	(793,284)	(763,385)

Property and Equipment, Net	$114,807	$140,494

Depreciation expense amounted to $29,899 and $33,237 for the years ended December 31, 2021 and 2020, respectively.

32

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 4	Intangible Assets

Intangible assets consisted of the following at December 31:

	2021	2020

Patents and Trademarks	$265,361	$221,344
Less: Accumulated Amortization	(58,124)	(45,139)

Intangible Assets, Net	$207,237	$176,205

Amortization expense amounted to $14,053 and $10,083 for the years ended December 31, 2021 and 2020, respectively. Amortization expense for each of the next five years will be approximately $15,300. An impairment loss in the amount of $8,434 was recognized in 2021 for unamortized costs associated with the abandonment of a patent project.

Note 5	Debt

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Borrowings under this loan bear interest at 3.75% per annum. The loan is secured by a security interest on all of the Company’s assets. Under this loan, the Company is required to make monthly principal and interest payments of $732 commencing September 2022 and are applied first to any interest accruing during the repayment deferral period. All remaining principal and accrued interest is due and payable September 2050. The loan may be repaid at any time without penalty.

On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. As a result of this modification, the monthly principal and interest payment was increased to $2,534. All other terms remain unchanged. As of December 31, 2021, accrued interest on this loan amounted to $12,622.

Estimated maturities on the above obligation are as follows:

December 31,	2022	$–
	2023	–
	2024	1,884
	2025	11,933
	2026	12,388
	Thereafter	473,795

		$500,000

In response to the potential financial effects resulting from the coronavirus outbreak, the Company applied for a loan through the Paycheck Protection Program (PPP) under the CARES Act. The Company received the loan funding in April 2020 for $177,000. The loan bears interest at a rate of 1% annually. The Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA and the SBA granted forgiveness of the loan and all accrued interest in December 2020.

In January 2021, the Company applied for and received a Second Draw PPP loan in the amount of $172,600. The loan bears interest at a rate of 1% annually. The Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA and the SBA granted forgiveness of the loan and all accrued interest in December 2021.

33

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 5	Debt – Continued

In August 2021, the Company issued $750,000 of convertible notes. The notes are due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. At any time prior to payment in full of the outstanding principal balance and accrued interest, the holder may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share. In connection with this issuance, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. When warrants are issued in connection with debt, GAAP requires the proceeds from the debt issuance to be allocated between the debt and the warrants based on their relative fair values. The Company estimated the fair value of the convertible notes based on a comparison to the interest rate for similar notes issued without warrants. The fair value of the warrants was estimated on the grant date using the Black-Scholes valuation model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	1.29%
Exercise price	$0.50

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the term of the warrant.

This resulted in $4,765 being allocated to the warrants, which was recorded as debt discount and will be amortized over the term of the convertible notes. Amortization of debt discount amounted to $1,588 for the year ended December 31, 2021 and is included in interest expense on the Statements of Operations. As of December 31, 2021, accrued interest on these notes amounted to $26,596.

Note 6	Income Taxes

The current tax expense relates to state taxes. The differences between income taxes computed using the statutory U.S. federal income tax rate and the effective rate is primarily due to state taxes and the effect of the valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31 are as follows:

	2021	2020
Depreciation	$(23,558)	$(26,563)
Stock-Based Compensation	171,750	170,903
Patents	(53,343)	(45,355)
Deferred Revenue	155,920	155,920
Net Operating Losses	2,985,443	2,631,045
	3,236,212	2,885,950
Valuation Allowance	(3,236,212)	(2,885,950)

Net Noncurrent Deferred Tax Asset	$–	$–

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred income tax assets and liabilities and estimates of projected future taxable income.

34

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 6	Income Taxes – Continued

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company’s historical net losses, management did not believe that it was more likely than not that the Company would realize the benefits of these deferred tax assets as of December 31, 2021 and 2020 and, accordingly, a full valuation allowance was recorded against the deferred tax assets.

As of December 31, 2021, the Company has federal and state net operating loss carryforwards of approximately $11.6 million to offset future taxable income, which expire beginning in 2031.

The Company files a U.S. federal income tax return for which the statute of limitations remains open for the 2018 tax year and beyond. U.S. state jurisdictions have statutes of limitations ranging from 3 to 6 years.

Note 7	Stock Option Plan

The Company has an equity award plan (the Plan), which allows for the grant of equity-based compensation awards to management, key employees and non-employee directors. Under the Plan, the Company is authorized to grant up to 7,030,000 equity awards. The Company has issued stock options under the Plan which contain certain vesting requirements based on service or the achievement of certain performance goals.

During 2021, performance-based stock options to acquire 1,200,000 shares of common stock at a per share exercise price of $0.5045 were granted to two members of management. These options vest based on the achievement of certain financing goals. The fair value of these options on the date of grant was estimated at approximately $19,800 using the Black-Scholes option pricing model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	0.53%
Expected life of options	4 years

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the expected life of the option.

There were no equity awards during 2020.

There were 2,670,000 stock options outstanding as of December 31, 2021 with a weighted-average exercise price per share of $0.70 and a weighted-average remaining contractual life of 5.13 years. Stock options exercisable as of December 31, 2021 were 1,670,000 with a weighted-average exercise per share of $0.81 and a weighted-average remaining contractual life of 2.49 years. There were 1,470,000 stock options outstanding and exercisable as of December 31, 2020 with a weighted-average exercise price per share of $0.86 and a weighted-average remaining contractual life of 2.52 years.

Note 8	Equity

On July 20, 2021, the Company effected a 10,000 to 1 stock split of its common stock and preferred stock. On the effective date of the stock split, (i) each share of common and preferred stock was increased to 10,000 shares; (ii) the number of shares of common stock into which each outstanding warrant or stock option to purchase common stock is exercisable were proportionately increased on a 10,000 to 1 basis; and (iii) the exercise price of each outstanding warrant or option to purchase common stock were proportionately decreased on a 1 to 10,000 basis. All share numbers, share prices, and exercises prices presented as of and for the year ended December 31, 2020 have been adjusted, on a retroactive basis, to reflect this stock split.

35

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 8	Equity - Continued

On July 20, 2021, the Company approved the following matters: (a) the number of authorized shares of common stock was increased to 110,000,000; (b) the number of authorized shares of preferred stock was increased to 20,000,000; (c) a new class of non-voting common stock was approved with authorized shares equal to 110,000,000. The non-voting common stock will automatically convert into shares of common stock, on a one-to-one basis, upon the earliest of (i) the closing of a public stock offering of common stock, (ii) the closing of a merger, reverse merger or consolidation between the Company and another entity in which the surviving entity’s common stock is registered under the Securities Act of 1933, or (iii) agreement of the holders of a majority of the issued and outstanding common stock and Series A Convertible Participating Preferred Stock (Series A Stock).

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021. During 2021, proceeds from this offering were $21,233.

Preferred Stock

The Company entered into a stock purchase agreement dated December 2, 2015, whereby the Company issued 3,766,588.2 shares of Series A Stock, par value $0.000001 per share, for a purchase price of $3,000,000 or $0.796477 per share.

The stock purchase agreement provided that the shareholder shall have the right to require the Company to repurchase all or a portion of its Series A shares at any time on or after the fifth anniversary of the issuance of the shares. This put option originally terminated no later than 10 years after issuance. In May 2021, the stock purchase agreement was amended to change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022 in which case the put option timeframe reverts back to the fifth anniversary. In addition, the term of the put option was extended from 10 years to 12 years after issuance.

The holders of the Series A Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Stock until the holders of shares of Series A Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, (iii) the conversion of all Series A shares to shares of common stock. As of December 31, 2021, there are no amounts due under this arrangement.

In the case of liquidation, before any payment is made to the holders of shares of common stock, the holders of shares of the Series A Stock shall be entitled to receive the original per share purchase price less cumulative paid dividends. Any residual assets will be shared ratably between the holders of the Series A Stock, common stockholders and any other series of preferred stock.

The holders of the Series A Stock shall have the right to convert the shares into common stock at a rate of one-to-one.

Holders of the Series A Stock shall be entitled to a Board seat and shall have the right to vote on all matters submitted to a vote of shareholders and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder’s shares of Series A Stock could be converted.

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EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 8	Equity - Continued

The Series A preferred stock shares are accounted for outside of permanent equity due to the terms of the repurchase provision of the preferred stock.

The following table summarizes the shares of stock issued as of December 31:

	Common Stock	Non-Voting Common Stock	Preferred Stock

Shares at December 31, 2020	30,073,029	–	3,766,588
Issued	–	5,898	–
Shares at December 31, 2021	30,073,029	5,898	3,766,588

Note 9	Related Party Transactions

During 2020, a former shareholder and customer of the Company liquidated its business under Chapter 7 of the U.S. Bankruptcy Code. In connection with this liquidation, the Company repurchased 2,720,087 shares of the Company’s common stock held by the former shareholder for a purchase price of $10,000, which was agreed to by the bankruptcy trustee. The stock is held in treasury, with shares presented on the balance sheet and statements of changes in stockholders’ equity (deficit) on a post-split basis and is reported at cost on the balance sheet. In addition, the Company agreed to take possession of all catalyst owned by the former shareholder and customer and assist with identifying buyers for that catalyst. Upon sale of this catalyst, the Company will share any proceeds remaining, after payments to suppliers, equally with the bankruptcy trustee.

During 2021 and 2020, the Company paid approximately $81,000 and $50,000, respectively, to the preferred stockholder for certain engineering services.

Note 10	Warrants

The Company issued stock purchase warrants in connection with the issuance of the convertible notes during 2021. The warrants entitle the holders to purchase 1,500,000 shares of non-voting common stock at an exercise price per share of $0.50. As of December 31, 2021, all warrants remain outstanding. The warrants expire in 2031 (See Note 5).

The Company issued stock purchase warrants to certain shareholders in connection with the sale of common and preferred stock. The warrants entitle the holder to purchase shares of common stock at a price per share specified in the warrant agreement. As of December 31, 2021 and 2020, warrants to purchase 1,240,000 shares of common stock were outstanding with a weighted-average exercise price per share of $1.30. The warrants expire in 2024.

Note 11	Major Customers

During the year ended December 31, 2021, approximately 75% of the Company’s revenue was derived from three customer. As of December 31, 2021, accounts receivable from these customers totaled approximately $21,500. During the year ended December 31, 2020, approximately 59% of the Company’s revenue was derived from one customer. As of December 31, 2020, accounts receivable from this customer totaled approximately $49,000.

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EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2021 and December 31, 2020

Note 12	Operating Lease

The Company leases its Tulsa, Oklahoma facility. The lease arrangement was amended effective August 1, 2020 and requires monthly rent payments through July 31, 2023. The Company leased this facility on a month-to-month basis for 2020 prior to executing the amendment. In addition, the Company has several other month-to-month leases.

Total rent expense incurred for the years ended December 31, 2021 and 2020 was approximately $72,000 and $71,000, respectively.

Minimum future annual rental payments due under the operating leases, excluding the month-to-month leases, are as follows:

December 31,	2022	$65,856
	2023	38,416

Total		$104,272

Note 13	Retirement Plan

The Company sponsors a defined contribution plan (the Plan) designed to meet the requirements of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all of its employees. Employees who are eligible to participate in the Plan are able to make employee contributions. There were no employer contributions to the Plan during the years ended December 31, 2021 and 2020.

Note 15	Commitments and Contingencies-Legal Items

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 16	Subsequent Events

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 29, 2022, the date that the financial statements were available to be issued.

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Item 8. Exhibits

2.1+	Second Amended and Restated Certificate of Incorporation, as amended

2.2+	Bylaws

3.1++	Sixth Amended and Restated Shareholders Agreement

3.2++	Stock Purchase Agreement dated December 2, 2015, as amended

3.3*	Amendment No. 1 to Sixth Amended and Restated Shareholders Agreement, dated as of October 28, 2021

4+	Form of Subscription Agreement

6.1++	Broker Agreement with Dalmore Group, LLC

6.2++	Employment Agreement of Kenneth Agee

6.3++	Employment Agreement of Mark Agee

6.4++	Employment Agreement of Edwin Holcomb

6.5++	2013 Equity Award Plan, as amended

6.6**	Amendment to Broker-Dealer Agreement, dated January 4, 2022

8+	Form of Escrow Agreement

__________________________

+ Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on September 10, 2021.
+ +Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 2, 2021.
*Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on October 28, 2021.
**Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on January 4, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERGING FUELS TECHNOLOGY, INC.

/s/ Kenneth L. Agee
Kenneth L. Agee, President
Date: April 29, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kenneth L. Agee
Kenneth L. Agee, President and Director
Date: April 29, 2022

/s/ Edwin L. Holcomb, Jr.
Edwin L. Holcomb, Jr., Chief Accounting Officer, principal financial officer and Director
Date: April 29, 2022

/s/ Terry L. Ingle
Terry L. Ingle, Director
Date: April 29, 2022

/s/ Raymond L. Witten
Raymond L. Witten, Director
Date: April 29, 2022

/s/ Katie M. Werner
Katie M. Werner, Director
Date: April 29, 2022

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